Exhibit 99.1

China Zenix Auto International Announces

Financial Results for the First Quarter of 2012

- Gross margin 27.4%, Earning per ADS $0.42, Free-cash-flow generated -

ZHANGZHOU, China, May 8, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2012.

Financial Highlights

First Quarter 2012:

•	Revenue was RMB1,044.2 million (US$165.8 million) up from RMB1,035.8 million in the first quarter of 2011;

•	Gross margin was 27.4% compared with 27.7% in the first quarter of 2011;

•	Profit and total comprehensive income for the period increased slightly to RMB 135.3 million (US$21.5 million) compared with RMB133.8 million in the first quarter last year;

•	Earnings per American Depositary Share (“ADS”) in the first quarter of 2012 were RMB2.62 (US$0.42);

•	Cash flow from operating activities was RMB285.1 million (US$45.3 million).

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “In the midst of a declining market demand for commercial vehicles, we posted a solid sales performance as we continued capturing market share. During the first quarter, according to the China Association of Automobile Manufacturers, heavy-duty trucks sales in China were down 30% year-over-year. We believe that many of our competitors were affected as they either were overly focusing on the truck OEM market or had a concentrated customer base. Our strong aftermarket presence enabled us to offset the downfall of the OEM sector. We are also excited to see our international business regained growth momentum. In addition, we believe that our ability in maintaining our market leadership position was attributable to, among other things, our dedication to a successful product strategy. New products from our robust R&D program continued to be an important growth driver, and our Bridge Arc wheel sales in the first quarter of 2012 were more than 12 times the sales in the first quarter of 2011. Bridge Arc wheel sales increased in the aftermarket, OEM and international markets.”

Yifan “Frank” Li, Chief Financial Officer of Zenix Auto, commented, “We continued to generate positive cash flow from operations in the first quarter of 2012. Our bank loans were reduced and we have prudently managed our accounts receivables and inventory levels. Our financial standing remains solid as we continue to expand production of products with high demand and increase market penetration.”

2012 First Quarter Results

Revenue for the first quarter ended March 31, 2012 increased to RMB1,044.2 million (US$165.8 million) from revenue of RMB1,035.8 million for the first quarter of 2011.

Aftermarket sales in China grew 5.1% to RMB500.0 million (US$79.4 million) in the first quarter of 2012 from the same quarter of 2011. After the successful build-out of the large aftermarket distribution network in the past few years, the Company began to shift its focus to further consolidation of its existing network and continued optimization of the product mix by introducing more new light-weight products including the Bridge Arc wheels. These efforts will lay the foundation for a more sustainable market expansion in the long run.

Sales to the Chinese OEM market decreased 9.2% to RMB380.0 million (US$60.3 million) from the same quarter of 2011, but Zenix Auto captured more market share. Lower OEM sales in China in the first quarter were primarily due to the overall weak commercial vehicle market compared with the first quarter of 2011.

International sales increased by 16.1% to RMB164.1 million (US$26.1 million) compared to the first quarter of 2011 as the Company continued to penetrate into a number of Asian markets.

In the first quarter of 2012, Chinese aftermarket sales, Chinese OEM sales and international sales contributed 47.9%, 36.4% and 15.7% of revenues, respectively.

Tubed steel wheel sales declined slightly and comprised 55.3% of first quarter revenue compared to 57.4% in the same quarter in 2011 due primarily to lower sales to the OEM market. Tubeless steel wheel sales continued to gain further market acceptance and rose 8.9%, increasing to 40.9% of first quarter revenue from 37.9% in the same quarter in 2011.

First quarter gross profit remained stable at RMB286.1 million (US$45.4 million) compared with RMB286.8 million in the same quarter in 2011. Gross margin was 27.4% in the first quarter of 2012 compared with 27.7% in the same quarter in 2011. The gross margin difference was mainly due to fluctuations in raw material prices. Excluding the raw material related pricing factor, the overall gross margin has been improving due to a better product mix.

Selling and distribution costs decreased by 3.0% to RMB66.7 million (US$ 10.6 million) compared to the first quarter last year. Reduced selling and distribution costs were primarily due to our implementation of stronger cost control measures. As a percentage of revenue, selling and distribution costs decreased slightly to 6.4% from 6.6% in the same quarter of 2011.

Research and development (R&D) expenses grew 10.9% to RMB21.7 million (US$3.5 million) compared to the first quarter last year. R&D expenses as a percentage of revenue grew to 2.1% from 1.9% in the same period last year. Increased R&D expenses were primarily related to the development of market-leading wheel products including designing innovative new materials and coatings.

Additional R&D professionals have been added compared with the first quarter of 2011 to enhance the capabilities of the R&D programs. In addition to developing new steel tubeless and tubed wheels with higher performance, Zenix Auto is continuing to develop China’s first domestically designed and produced aluminum wheels. The Company continues to build its R&D capabilities as new products like the Bridge Arc wheels generate significant growth by offering new features to attract customers. The lighter weight of Zenix Auto’s tubeless wheels in a high fuel price environment continues to generate greater sales.

Administrative expenses increased by 20.2% to RMB31.7 million (US$5.0 million) compared to RMB26.4 million in the first quarter last year, primarily due to increased personnel-related expenses as the Company enhanced its administrative functions to support its growing operations. Increased administrative expenses also reflect higher costs as a public company. Administrative expenses as a percentage of revenue increased to 3.0% from 2.5% in the first quarter of 2011.

Profit and total comprehensive income for the first quarter of 2012 increased 1.1% to RMB135.3 million (US$21.5 million) from RMB133.8 million in the same quarter of 2011.

Earnings per ordinary share and earnings per ADS in the first quarter of 2012 were RMB0.66 (US$0.10) and RMB2.62 (US$0.42), respectively.

During the first quarter, the weighted average number of ordinary shares was 206.4 million shares, and the weighted average number of ADSs was 51.6 million, compared to 160.0 million weighted average number of ordinary shares and 40.0 million weighted average number of ADSs in the first quarter of 2011.

As of March 31, 2012, Zenix Auto had bank balances and cash of RMB725.9 million (US$115.3 million) as well as short-term investments of RMB 20.0 million (US$3.2 million) and fixed bank deposits with a maturity period over three months of RMB98.9 million (US$15.7 million). Total equity attributable to owners of the Company was RMB2,051.9 million (US$325.8 million).

During the first quarter, the Company posted cash flow from operating activities of RMB 285.1 million (US$45.3 million). Capital expenditures for the purchase of property, plant and equipment in the first quarter was RMB34.1 million (US$5.4 million).

Business Outlook

Management reiterates the revenue guidance for the year ending December 31, 2012 to be approximately RMB 4.5 billion. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “The outlook for the commercial vehicle market in China remains uncertain, but we are confident that with our diversification strategy and advanced wheel products we can gain market share. After a typically weak first quarter, we believe that sales would recover for the coming quarters as we plan to increase our marketing campaign on the benefits of lighter weight wheels. We are confident to achieve our 2012 target and reward our shareholders.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Tuesday, May 8, 2012 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America), +852-2475-0994 (Hong Kong) or +656-723-9381 (International) approximately five to ten minutes before the call start time. A live webcast of the conference call will be available on the Zenix Auto corporate web site at http://zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through May 16, 2012 at 11:59 p.m. EDT, or May 17, 2012 at 11:59 a.m. Beijing Time. An archived web cast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), +800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 75324795.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB 6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in The City of New York for cable transfers of RMB as set forth in the weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2011. For more information, please visit: http://zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements.

Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

          dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

- tables follow –

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except share and per share data)

	Three Months Ended March 31,
	2011	2012	2012
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	1,035,842	1,044,193	165,811
Cost of sales	(749,043)	(758,107)	(120,382)

Gross profit	286,799	286,086	45,429
Other operating income	5,319	4,895	777
Net exchange loss	(501)	346	55
Selling and distribution costs	(68,714)	(66,662)	(10,585)
Research and development expenses	(19,601)	(21,736)	(3,452)
Administrative expenses	(26,356)	(31,668)	(5,029)
Finance costs	(14,539)	(13,316)	(2,114)

Profit before taxation	162,407	157,945	25,081
Income tax expense	(28,558)	(22,629)	(3,593)

Profit and total comprehensive income for the period	133,849	135,316	21,488

Earnings per ordinary share
Basic	0.84	0.66	0.10
Diluted	0.84	0.66	0.10

Earnings per ADS
Basic	3.35	2.62	0.42
Diluted	3.35	2.62	0.42

Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	160,000,000	206,440,000	206,440,000
Weighted average number of ADSs for the purposes of basic and diluted earnings per ADSs	40,000,000	51,610,000	51,610,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2011	March 31 2012	March 31 2012
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	552,104	521,971	82,885
Trade and other receivables and prepayments	1,108,182	1,079,796	171,464
Prepaid lease payments	8,332	8,830	1,402
Investment in a debt related product	—	20,000	3,176
Pledged bank deposits	96,211	95,488	15,163
Fixed bank deposits with maturity period over three months	105,000	98,883	15,702
Bank balances and cash	729,621	725,926	115,272

Total current assets	2,599,450	2,550,894	405,064

Non-Current Assets
Property, plant and equipment	1,184,756	1,190,150	188,988
Prepaid lease payments	371,142	392,430	62,315
Deposits paid for acquisition of property, plant and equipment	40,849	44,382	7,048
Deferred tax assets	5,208	4,987	792
Intangible assets	17,000	17,000	2,699

Total non-current assets	1,618,955	1,648,949	261,842

Total assets	4,218,405	4,199,843	666,906

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Financial Position

(RMB and US$ amounts are expressed in thousands)

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,168,319	1,233,107	195,809
Taxation payable	21,810	23,781	3,776
Bank borrowings	998,500	798,500	126,796

Total current liabilities	2,188,629	2,055,388	326,381

Non-current liabilities
Deferred income	12,479	12,279	1,950
Deferred tax liabilities	81,672	80,301	12,751

Total non-current liabilities	94,151	92,580	14,701

Total liabilities	2,282,780	2,147,968	341,082

EQUITY
Share capital	136	136	22
Paid in capital	411,225	411,225	65,300
Reserves	1,524,264	1,640,514	260,502

Total equity attributable to owners of the company	1,935,625	2,051,875	325,824

Total equity and liabilities	4,218,405	4,199,843	666,906

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(RMB and US$ amounts are expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	March 31, 2012
	RMB’ 000	US$’ 000
Profit before taxation	157,945	25,081
Adjustments for:
Amortization of prepaid lease payments	3,124	496
Depreciation of property plant and equipment	29,181	4,634
Release of deferred income	(200)	(32)
Finance costs	13,316	2,114
Interest income	(2,906)	(461)
Loss on disposal of property, plant and equipment	286	45
Share-based payment expense	448	71

Operating cash flows before movements in working capital	201,194	31,948
Decrease in inventories	30,133	4,785
Increase in trade and other receivables and prepayments	28,418	4,514
Increase in trade and other payables and accruals	44,255	7,027

Cash generated from operations	304,000	48,274
Interest received	2,906	461
PRC income tax paid	(21,808)	(3,463)

NET CASH FROM OPERATING ACTIVITIES	285,098	45,272

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(34,061)	(5,409)
Acquisition of leasehold land	(24,910)	(3,956)
Withdrawal of pledged bank deposits	723	115
Proceeds on disposal of property, plant and equipment	219	35
Deposits paid for acquisition of property, plant and equipment	(3,533)	(561)

Placement of fixed bank deposits with maturity periods over three months	(78,883)	(12,526)
Withdrawal of fixed bank deposits with maturity periods over three months	85,000	13,497
Investment in a debt related product	(20,000)	(3,176)

NET CASH USED IN INVESTING ACTIVITIES	(75,445)	(11,981)

FINANCING ACTIVITIES
New bank borrowings raised	220,000	34,934
Repayment of bank borrowings	(420,000)	(66,693)
Interest paid	(13,316)	(2,114)

NET CASH FROM FINANCING ACTIVITIES	(213,316)	(33,873)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,663)	(582)
Cash and cash equivalents at beginning of the year	729,621	115,859
Effect of foreign exchange rate changes	(32)	(5)

Cash and cash equivalents at end of the period	725,926	115,272

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